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                                                                    EXHIBIT 99.9

                    [BT ALEX. BROWN INCORPORATED LETTERHEAD]

Board of Directors
Computer Products, Inc.
7900 Glades Road
Boca Raton, Florida 33434

Members of the Board:

    We hereby consent to the inclusion of our opinion letter to the Board of Directors of Computer Products, Inc. ("CPI") as Annex B to the Joint Proxy Statement/Prospectus of CPI and Zytec Corporation ("Zytec") relating to the proposed merger transaction involving CPI and Zytec. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                                          By: /s/ BT Alex. Brown Incorporated

                                              BT ALEX. BROWN INCORPORATED

November 25, 1997